Exhibit 1.01
Conflict Minerals Report
For the Calendar Year Ended December 31, 2024
Pfizer Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2024, as provided in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2025.
Unless the context indicates otherwise, the term “Pfizer,” “we,” “us” and “our” refer to Pfizer Inc. and its subsidiaries for 2024. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite, cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This report and other written or oral statements that we make from time to time contain forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “will,” “may,” “could,” “likely,” “ongoing,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “assume,” “target,” “forecast,” “guidance,” “goal,” “objective,” “aim,” “seek,” “potential,” “hope” and other words and terms of similar meaning or by using future dates. Among the factors that could cause actual results to differ materially from past results and future plans and projected future results are the following: (1) risks related to the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere.
We cannot guarantee that any forward-looking statement will be realized. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements, and are cautioned not to put undue reliance on forward-looking statements.
We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-K, 10-Q and 8-K reports and our other filings with the SEC.
Applicability of the Conflict Minerals Rule to Pfizer
Pfizer is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. Pfizer is subject to the Conflict Minerals Rule for 2024 because certain of the materials and components contained in the LUCIRA by Pfizer COVID-19 & Flu Test (the “in-scope product”) that we manufactured or contracted to manufacture in 2024 may have contained 3TG that were necessary to the functionality or production of this product. Our in-scope product contained tantalum, tungsten, tin and/or gold.
Based on our due diligence, none of the necessary 3TG contained in our in-scope product was determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. However, we were unable to conclude that our in-scope product containing 3TG was “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

We did not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants.
Pfizer’s Commitment to Responsible Supply Chain Management
Pfizer has a program to support responsible supply chain management. We operate within a framework of principles aligned with ethical, social, and environmental responsibility to help ensure sustainability of our business and the communities in which we operate. We work with organizations such as the Pharmaceutical Supply Chain Initiative to help advance responsible operations among our suppliers.
Pfizer encourages our supply partners to support our Supplier Conduct Principles or adopt their own codes which include expectations similar to ours, including that we expect our suppliers to operate in full compliance with all applicable laws, rules and regulations and conduct their business in an ethical manner, acting with integrity. For additional information, see the Pfizer Supplier Conduct Position Statement and the Pfizer Supplier Conduct Principles, which are each available at: http://www.pfizer.com/b2b/suppliers/responsible-sourcing. Pfizer also encourages its supply partners to perform their obligations in a manner consistent with the Pharmaceutical Supply Chain Initiative Principles for Responsible Supply Chain Management, which are available at: https://pscinitiative.org/principles. Information on the Pfizer or Pharmaceutical Supply Chain Initiative website shall not be deemed incorporated into, or be a part of, the Form SD or this Conflict Minerals Report.
Reasonable Country of Origin Inquiry Information
Our 2024 materials review process identified the in-scope product and, as a result, two suppliers (the “Suppliers”) requiring further review. The Suppliers identified to us may have processed the necessary 3TG contained in our in-scope product (see “Product and Smelter and Refiner Information” below).
Pursuant to the Conflict Minerals Rule, for its 2024 in-scope product, Pfizer conducted a “reasonable country of origin inquiry.” For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below), which are discussed, in part, later in this Conflict Minerals Report.
In connection with our reasonable country of origin inquiry, we utilized completed Conflict Minerals Reporting Templates (“CMRTs”) received from the suppliers. The CMRT has been developed by the Responsible Minerals Initiative (the “RMI”) for collecting 3TG information.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we conducted due diligence for 2024. These due diligence efforts are discussed below.
Due Diligence Program Design and Execution
Design Framework
Our due diligence measures relating to 3TG were designed to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) (the “OECD Guidance”).

Selected Elements of Design Framework
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we put in place to help ensure that the 3TG contained in our product is responsibly sourced. Selected due diligence measures that we took in respect of 2024 are discussed under “Due Diligence Program Execution.”

1.Company Management Systems
We have established the following company management systems:
A.A centralized 3TG Team, which is managed by the Source to Pay (Global Procurement) Department, that provides cross-functional management of our Conflict Minerals compliance program. The 3TG Team is overseen by senior personnel in the Source to Pay Department and is comprised of representatives from: Source to Pay; External Supply Quality; Raw Material Supply Channel Vendor Quality Management; Business Development; Legal; and Research and Development. The 3TG Team is responsible for implementing our Conflict Minerals compliance program, which includes:
•analyzing the applicability of the Conflict Minerals Rule to our operations;
•conducting a good faith reasonable country of origin inquiry regarding the source of any necessary 3TG used in our in-scope product;
•exercising due diligence regarding 3TG used in our in-scope product; and
•preparing and filing a Form SD and a corresponding Conflict Minerals Report exhibit.
B.An internal electronic database for the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. As recommended by the OECD Guidance, we have a process pursuant to which records relating to 3TG are maintained for five years.
C.We encourage our supply partners to perform their obligations in a manner consistent with all of the Pharmaceutical Industry Principles for Responsible Supply Chain Management which are available at: https://pscinitiative.org/principles. Information on the Pharmaceutical Supply Chain Initiative website shall not be deemed incorporated into, or be a part of, the Form SD or this Conflict Minerals Report.
D.Our manufacturing supply agreement template includes requirements relating to the Conflict Minerals Rule.
E.A Material Safety Risk Questionnaire, which is required to be completed by all new suppliers (and, periodically, by existing suppliers), includes questions relating to 3TG.
F.Our compliance efforts are supplemented by specialist outside counsel.

2.Collection, Assessment, and Internal Reporting of Supply Chain Information
A.We engage suppliers that we determine to be in-scope about the products they supplied to us and their compliance activities by taking the following steps:
•We request that they complete a CMRT, which contains questions on the inclusion and source of 3TG in the products they supplied to us and their compliance activities. As a result of our materials review process, we requested the Suppliers provide us with a completed CMRT.
•We follow-up by email or phone with suppliers that do not respond to the request for a completed CMRT within a specified time frame. If a supplier does not respond to our request within a reasonable time frame, or the supplier refuses to respond, this information is reported to the 3TG Team.
•We review all CMRTs for errors, inaccuracies and incompleteness and, as applicable, follow-up with these suppliers. See “Product and Smelter and Refiner Information” for further information on the smelters and refiners identified by the Suppliers.
B.Smelter and refiner information provided by suppliers is reviewed against the Smelter Look-up tab list of the CMRT. To the extent that a smelter or refiner identified by a supplier is not on that list, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner. Smelter and refiner information is also reviewed against the lists of “conformant” and “active” smelters and refiners published by the RMI.

3.Design and Implementation of a Strategy to Respond to Risk
A.Based on the information furnished by suppliers and other information known to us, the 3TG team assesses the risks of adverse impacts. The 3TG team addresses identified risks on a case-by-case basis and escalates them as necessary to the Chief Legal Officer. This flexible approach helps enable us to tailor the response to the risks identified.

4.Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence.
5.Report on Supply Chain Due Diligence
We file a Form SD and a Conflict Minerals Report with the SEC and make these documents available on our website.
Product and Smelter and Refiner Information
The Suppliers identified to us the smelters and refiners described in the table below as potentially having processed the necessary 3TG contained in our in-scope product for 2024. We were able to determine the origin of only a portion of the necessary 3TG contained in the in-scope product.

Not all of the facilities described in the table below may have processed the necessary 3TG contained in our in-scope product. The Suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. Due to our position in the supply chain, we rely on our Suppliers for accurate smelter and refiner information, and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in our in-scope product.

Smelter and Refiner Information

Metal	Known Smelters and Refiners	Conformant Smelters and Refiners
	Total	Total	% of Known Smelters and Refiners that are Conformant
Gold	86	83	97%
Tantalum	32	32	87%
Tin	61	60	98%
Tungsten	31	31	100%
Total	210	206	98%
The terms “conformant” and “active” in the table above have the meanings given to those terms by the RMI. The term “Known Smelters and Refiners” refers to those smelters and refiners on the Smelter Look-up tab list of the CMRT. The compliance status reflected in the table above is based solely on information made publicly available by the RMI as of May 19, 2025, which has not been independently verified by us.
Country of Origin Information
We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope product by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report. The CMRTs we received from the Suppliers did not contain any mine or location of origin information and, accordingly, we do not have the country of origin information for the 3TG in our in-scope product.
For 2024, our in-scope product was not determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). However, we did not conclude that the in-scope product was “DRC conflict free.”

Future Risk Mitigation Efforts

We intend to take the following steps for 2025 to mitigate the risk that the necessary 3TG contained in our in-scope product finances or benefits armed groups:
1.Continue to engage with suppliers that provided incomplete responses or did not provide responses for 2024 to ensure that they provide requested information for 2025.
2.Continue ensuring our material risk assessment includes questions related to 3TG and supply chain risk management.
3.Continue in our industry-leading work with the Pharmaceutical Supply Chain Initiative to further drive responsible supply chains.
The foregoing steps are in addition to the other steps that we took for 2024, which we intend to continue to take for 2025 to the extent applicable.